EXHIBIT (b) (2)

UBS LOAN FINANCE LLC
677 Washington Boulevard
Stamford, Connecticut 06901	JEFFERIES FINANCE LLC
520 Madison Avenue
UBS SECURITIES LLC	New York, NY 10022
299 Park Avenue
New York, NY 10171
July 24, 2007
GG Holdings I, Inc.
c/o Genstar Capital, LLC
Four Embarcadero Center
Suite 1900
San Francisco, CA 94111-4191
Attention: Jean-Pierre L. Conte
Mezzanine Financing Commitment Letter
Ladies and Gentlemen:
          You (“you” or “Holdings”) have advised UBS Securities LLC (“UBSS,”), Jefferies Finance LLC (“Jefferies” and, together with UBSS, “we” or “us”) that Holdings, a newly formed corporation formed by affiliates of Genstar Capital, LLC (“Sponsor”), proposes to acquire (the “Acquisition”) PRA International, a Delaware corporation (the “Acquired Business”). The Acquisition will be effected pursuant to a merger agreement (the “Acquisition Agreement”) among Holdings, a wholly owned subsidiary of Holdings (“Issuer”) and the Acquired Business. All references to “dollars” or “$” in this agreement and the attachments hereto (collectively, this “Commitment Letter”) are references to United States dollars. All references to “Issuer” or “Issuer and its subsidiaries” for any period from and after consummation of the Acquisition shall include the Acquired Business.
          We understand that the sources of funds required to fund the Acquisition consideration, to repay existing indebtedness of the Acquired Business and its subsidiaries (the “Refinancing”), to pay fees, commissions and expenses in connection with the Transactions (as defined below) and to provide ongoing working capital requirements of Issuer and its subsidiaries following the Transactions (as defined below) will include:
•	senior secured credit facilities consisting of (i) a senior secured first lien term loan facility to Issuer of $255 million (the “First Lien Term Loan Facility”), (ii) a senior secured second lien term loan facility to Issuer of $115 million or such lesser amount as you may specify (the “Second Lien Term Loan Facility” and, together with the First Lien Term Loan Facility, the “Term Loan Facilities”) (iii) a senior secured first lien revolving credit facility to Issuer of $40 million or such lesser amount as you may specify (the “Revolving Credit Facility” and, together with the Term Loan Facilities, the “Bank Facilities”) (provided that none of the Revolving Credit Facility will be drawn immediately after giving effect to the Transactions, other than with respect to the issuance of letters of credit in order either to replace or to “back-stop” letters of credit outstanding as of the Closing Date under any existing indebtedness of the Acquired Business);

•	the issuance by Issuer of $55 million, of aggregate gross proceeds or such lesser amount as you may specify, of unsecured senior subordinated notes (the “Notes” or “Securities”), pursuant to a private placement to institutional accredited investors or other private placement (the “Mezzanine Financing”), as described in the Summary of Principal Terms and Conditions attached hereto as Annex I (the “Term Sheet”);

•	cash common (or preferred) equity investments in Holdings (to be reinvested by Holdings in Issuer), together with the Equity Rollover (as defined below), of not less than $391.2 million (the “Equity Financing”) by Sponsor and one or more other investors reasonably satisfactory to us (the “Equity Investors”); and

•	common equity in the Acquired Business that is exchanged for common equity in Holdings on terms and conditions reasonably satisfactory to us (the “Equity Roll-over”); and

•	cash on hand of the Acquired Business.
No other financing will be required for the uses described above. Immediately following the Transactions, neither Holdings nor any of its subsidiaries will have any indebtedness or preferred equity other than the Bank Facilities and the Notes, and other limited indebtedness to be agreed upon. As used herein, the term “Transactions” means the Acquisition, the Refinancing, the initial borrowings under the Bank Facilities, the issuance of the Securities, the Equity Financing, the Equity Rollover and the payments of fees, commissions and expenses in connection with each of the foregoing. For the avoidance of doubt, the “Mezzanine Financing” referenced in the preceding paragraph includes any portion of the Second Lien Facility reallocated to the Mezzanine Financing, and to the extent any portion of the Second Lien Facility is reallocated to the Mezzanine Financing, any Alternative Mezzanine Financing must accommodate such additional Mezzanine Financing on a pari passu basis (but the sources of such Additional Mezzanine Financing shall not be obligated to provide such incremental Mezzaning Financing).
     Engagement and Backstop Commitment.
               You have requested that UBSS and Jefferies (together, the “Arrangers”) be retained to place the Securities and structure and arrange the Mezzanine Financing. You have also requested that Arrangers severally commit to purchase any Securities that they do not place with Purchasers (as defined below).
               Upon the terms and conditions set forth or referred to in this Commitment Letter, each of UBSS and Jefferies are pleased to advise you that it agrees to be retained to act as exclusive placement agents for the Securities and structure and arrange the Mezzanine Financing. Upon the terms and subject to the conditions set forth or referred to in this Commitment Letter, (a) UBSS is pleased to advise you of its commitment to purchase 64% of the Securities (or provide 64% of the Loans, as defined in the Term Sheet) that Arrangers have not placed and (b) Jefferies is pleased to advise you of its commitment to purchase 36% of the Securities (or provide 36% of the Loans) that Arrangers have not placed. The commitments of the Arrangers shall be on a several basis and no Arranger shall be responsible for the commitment of any other Arranger. The respective commitments of the Arrangers and each other Purchaser (as defined below) hereunder to purchase Securities are subject to the negotiation, execution and delivery of definitive documentation including, without limitation, customary opinions (including but not limited to an opinion of the Issuer’s outside counsel addressed to the Purchasers to the effect that the placement of Securities was exempt from registration under the Securities Act), certificates and closing documents (the “Mezzanine Documentation”), including a note purchase agreement in UBSS’s customary form, with respect to the Mezzanine Financing reasonably satisfactory to Arrangers and the other Purchasers reflecting, among other things, the terms and conditions set forth in the Term Sheet, in Annex II hereto (the “Conditions Annex”), and in the letter of even date herewith addressed to you providing, among other things, for certain fees relating to the Mezzanine Financing (the “Fee Letter”). You agree that the closing date of the Transactions and the concurrent closing of the Mezzanine Financing (the “Closing Date”) shall not occur until the terms and conditions hereof and in the Term Sheet and the Conditions Annex (including the conditions to initial funding) have been satisfied.
     Placement.
               It is agreed that the Arrangers will act as the exclusive placement agents for the Mezzanine Financing, and, in consultation with you, will exclusively manage the placement of the Securities, and will, in such capacities, exclusively perform the duties and exercise the authority customarily associated with such roles. It is further agreed that no additional advisors, agents, co-agents, arrangers or book managers will be appointed and no Purchaser (as defined below) will receive compensation with respect to any aspect of the Mezzanine Financing outside the terms contained herein and in the Fee Letter in order to obtain its commitment to purchase Securities, in each case unless you and we so agree. It is further agreed that UBSS will have “left” and/or “top” placement in all marketing materials and other documentation used in connection with the Mezzanine Financing, and, in each case will hold the leading role and responsibilities customarily associated with such “left” and/or “top” placement and that Jefferies will have “right” and/or “second-to-top” placement in all such marketing materials and other documentation.
               The Arrangers reserve the right, prior to or after the execution of the Mezzanine Documentation, to assign all or a portion of their respective commitments to purchase Securities to one or more institutional accredited investors reasonably acceptable to you that will become parties to the Mezzanine Documentation (the Arrangers and the institutions becoming parties to the Mezzanine Documentation, the “Purchasers”). Notwithstanding the Arrangers’ right to place the Securities and receive commitments with respect thereto, the Arrangers will not be relieved of all or any portion of their respective commitments hereunder prior to the issuance of the Securities. Without limiting your obligations to assist with placement efforts as set forth herein, the Arrangers agree that completion of such placement is not a condition to their respective commitments hereunder.
               The Arrangers will act as exclusive placement agents which will include managing all aspects of the placement of the Securities, including selection of additional Purchasers (subject to your reasonable approval rights as set forth above), determination of when the Arrangers will approach potential additional Purchasers and the final allocations of the commitments in respect of the Securities among the additional Purchasers. You agree to, and to use commercially reasonable efforts to cause Holdings, Issuer and the Acquired Business to (including with a covenant to such effect in the Acquisition Agreement), actively assist the Arrangers in achieving a timely placement of the Securities that is reasonably satisfactory to the applicable Arrangers. To assist the Arrangers in their placement of the Securities, you agree that you will, and will cause your representatives and advisors to, and will use commercially reasonable efforts to cause Issuer and the Acquired Business and their respective representatives and advisors to,
(a)	promptly prepare and provide (and, with respect to the Acquired Company, use commercially reasonable efforts to provide) all financial and other information as we may reasonably request with respect to the Issuer, the Acquired Business, their respective subsidiaries and the transactions contemplated hereby, including but not limited to financial projections (the “Projections”) relating to the foregoing,

(b)	provide copies of any due diligence reports or memoranda prepared at the direction of Sponsor or any of its affiliates by third-party legal, accounting, tax or other advisors in connection with the Acquisition (subject to the delivery of customary non-disclosure agreements reasonably acceptable to the Arrangers and only to the extent such disclosure shall not result in the loss of any applicable privilege),

(c)	use commercially reasonable efforts to ensure that the placement of the Securities benefit materially from existing lending and other financing relationships of Sponsor, the Acquired Business and their respective subsidiaries,

(d)	make available (and, with respect to the Acquired Company, use commercially reasonable efforts to make available) to prospective Purchasers senior management and advisors of Sponsor, the Acquired Business and their respective subsidiaries,

(e)	host one or more meetings with prospective Purchasers,

(f)	prepare one or more confidential information memoranda (and other similar marketing materials) reasonably satisfactory to the Arrangers with respect to the Mezzanine Financing, and

(g)	use commercially reasonable efforts to obtain, at your expense, monitored public ratings of the Notes and the corporate credit of the Borrower and its subsidiaries on a consolidated basis, from Moody’s Investors Service (“Moody’s”) and Standard & Poor’s Ratings Group (“S&P”), and to participate actively in the process of securing such ratings, including having (and, with respect to the Acquired Company, using commercially reasonable efforts to have) senior management of Holdings and the Acquired Business meet with such rating agencies;
provided, however, that we agree that obtaining any particular rating is not a condition to our commitments hereunder. You agree to provide the cooperation described in clauses (a) through (g) above no less than 15 business days prior to the Closing Date (which period will not include any portion beginning on December 15, 2007 and ending January 8, 2008).
Except as contemplated by the preceding sentence, neither you nor your affiliates will distribute any offering material in connection with the offer and sale of the Securities.
               In its capacity as exclusive placement agents, the Arrangers are hereby authorized to offer the Securities at a private sale to qualified investors. The Arrangers are also authorized to transmit to Purchasers private offering materials prepared or reviewed and approved by the Issuer. In addition, the Arrangers may negotiate for the sale of the Securities with certain Purchasers, as a result of which the Issuer may enter into a purchase agreement as mutually agreed upon between the Issuer and the Purchasers for the sale of the Securities.
               At our request, you agree to prepare a version of the information package and presentation and other marketing materials to be used in connection with the placement of the Securities that do not contain material non-public information concerning Holdings, Issuer or the Acquired Business, their respective affiliates or their securities. In addition, you agree that unless specifically labeled “Private — Contains Non-Public Information,” no information, documentation or other data disseminated to prospective Purchasers in connection with the placement of the Securities, whether through an Internet website (including, without limitation, an IntraLinks workspace), electronically, in presentations at meetings or otherwise, will contain any material non-public information concerning Holdings, Issuer or the Acquired Business, their respective affiliates or their securities.
     Information.
               You hereby represent and covenant that (a) to the best of your knowledge, all information (other than the Projections, other forward-looking information and information of a general economic or industry-specific nature) that has been or will be made available to us or any of the Purchasers by you, Issuer, the Acquired Business or any of your or their respective representatives in connection with the transactions contemplated hereby (the “Information”), when taken as a whole, is and will be complete and correct in all material respects and does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein, in the light of the circumstances under which such statements are made not misleading (in each case, after giving effect to all updates from time to time), not misleading and (b) the Projections that have been or will be made available to us or any of the Purchasers by you, Holdings, Issuer, the Acquired Business or any of your or their respective representatives in connection with the transactions contemplated hereby have been and will be prepared in good faith based upon assumptions believed by you to be reasonable at the time made (it being understood that projections by their nature are inherently uncertain and are subject to significant assumptions and contingencies, many of which are beyond the control of the Loan Parties, and that no assurance can be given that the Projections will be realized and the actual results may differ materially). Prior to the consummation of the transactions contemplated hereby, if you become aware that any of the representations in the preceding sentence would be incorrect in any material respect if the Information and Projections were being furnished, and such representations were being made, at such time so that such representations will be correct (to the best of your knowledge) in all material respects under those circumstances.
     Compensation.
               As consideration for the commitments of the Purchasers hereunder with respect to the Mezzanine Financing and the agreement the Arrangers to structure and arrange the Mezzanine Financing, and to place the Securities, you agree to pay, or cause to be paid, the fees set forth in the Term Sheet and the Fee Letter. Once paid, such fees shall not be refundable under any circumstances.
     Conditions.
               Our commitment and the commitment of the Purchasers hereunder with respect to each portion of the Mezzanine Financing and the Arrangers’ agreements to perform the services described herein may be terminated by each of the Arrangers as to itself if (i) any Information submitted to the Arrangers by or on behalf of Sponsor, Holdings, Issuer, the Acquired Business or any of their respective subsidiaries or affiliates is inaccurate, incomplete or misleading in any respect determined by the Arrangers to be material taken as a whole; (ii) any change shall occur since December 31, 2006, or any additional Information shall be disclosed to or discovered by Arrangers (including, without limitation, Information contained in any review or report required to be provided to it in connection herewith), which any Arranger determines has had or would reasonably be expected to have a Material Adverse Effect (as defined in the Acquisition Agreement), other than as disclosed in the Company SEC Reports (as defined in the Acquisition Agreement) or in Section 4.08 of the Company Disclosure Schedule attached to the Acquisition Agreement; (iii) any condition set forth in either the Term Sheet or the Conditions Annex is not satisfied or waived or any covenant or agreement in this Commitment Letter or the Fee Letter is not complied with or (iv) you or any person acting on your behalf shall (a) have engaged in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act of 1933, as amended (the “Securities Act”)) in connection with any offer or sale of the Securities, or any directed selling effort with respect to the Securities within the meaning of Regulation S promulgated under the Securities Act, (b) fail to comply with the offering restrictions requirement of Regulation S, or (c) engage in any sale, offer for sale or solicitation of offers to buy any security (as defined in the Securities Act) that would be integrated with the sale of the Securities in a manner that as a result thereof, the offer and sale of the Securities contemplated hereby would fail to be entitled to the exemption from the registration requirements provided for in Section 4(2) of the Securities Act.
     Clear Market.
               From the date of this Commitment Letter until the completion of the placement of the Securities (as determined by us and notified in writing to you), you will ensure that no financing (other than the financing provided by the Bank Facilities) for Holdings, Issuer, the Acquired Business or any of your or their respective subsidiaries or affiliates (excluding portfolio companies of Sponsor other than Holdings, Issuer and the Acquired Business) is announced, marketed, syndicated or placed without the prior written consent of the Arrangers if such announcement, marketing, syndication or placement would have, in the reasonable judgment of any Arranger, a detrimental effect upon the syndication of the Facilities or the placement of the Notes.
     Indemnity and Expenses.
               By your acceptance below, you hereby agree to indemnify and hold harmless us and each of the Purchasers and our and their respective affiliates (including, without limitation, controlling persons) and the directors, officers, employees, advisors and agents of the foregoing (each, an “Indemnified Person”) from and against any and all losses, claims, costs, expenses, damages or liabilities (or actions or other proceedings commenced or threatened in respect thereof) that arise out of or in connection with this Commitment Letter, the Term Sheet, the Conditions Annex, the Fee Letter, the Mezzanine Financing or any of the transactions contemplated hereby or thereby or the providing or placement of the Mezzanine Financing (or the actual or proposed use of the proceeds thereof), and to reimburse each Indemnified Person promptly upon its written demand for any reasonable and documented out-of-pocket legal or other expenses of one firm of counsel for all Indemnified Persons and, if necessary, one firm of specialty counsel and/or one firm of local counsel in each appropriate jurisdiction, in each case for all Indemnified Parties (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict informs you of such conflict and thereafter, after receipt of your consent (which consent shall not be unreasonably withheld or delayed, retains its own counsel, of another firm of counsel for such affected Indemnified Person) incurred in connection with investigating, preparing to defend or defending against, or participating in, any such loss, claim, cost, expense, damage, liability or action or other proceeding (whether or not such Indemnified Person is a party to any action or proceeding); provided that any such obligation to indemnify, hold harmless and reimburse an Indemnified Person shall not be applicable to the extent determined by a final, non-appealable judgment of a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Indemnified Person. If the indemnification provided for in this paragraph is not available for any reason, you agree to contribute to the losses, claims, damages, liabilities and expenses involved (a) in the proportion appropriate to reflect the relative benefits received or sought to be received by you, your stockholders, affiliates and other constituencies, on the one hand, and all Indemnified Persons, on the other hand, in connection with the transactions contemplated by this Commitment Letter or (b) if (but only if and to the extent) the allocation provided for in the immediately preceding clause (a) is for any reason held unenforceable, in such proportion as is appropriate to reflect not only the relative benefits referred to in immediately preceding clause (a) but also the relative fault of you, your stockholders, affiliates and other constituencies, on the one hand, and all Indemnified Persons, on the other hand, as well as any other relevant equitable considerations. You agree that for purposes of this paragraph the relative benefits received, or sought to be received, by you, your stockholders, affiliates and other constituencies, on the one hand, and all Indemnified Parties, on the other hand, in connection with the transactions contemplated hereby shall be deemed to be in the same proportion that the total value received or paid or contemplated to be received or paid by you, your stockholders, affiliates and other constituencies as a result of or in connection with the transactions contemplated hereby (whether or not consummated) bears to the fees paid to UBSS under the Fee Letter; provided that in no event shall you contribute less than the amount necessary to assure that UBSS and the Purchasers are not liable for losses, claims, damages, liabilities and expenses in excess of the amount of fees actually received by the Purchasers and UBSS pursuant to the Fee Letter.
               You shall not be liable for any settlement of any such proceeding effected without your written consent (such consent not to be unreasonably withheld or delayed), but if settled with such consent or if there shall be a final judgment against an Indemnified Person, you shall, subject to the proviso in the first sentence of the preceding paragraph, indemnify such Indemnified Person from and against any loss or liability by reason of such settlement or judgment. You shall not, without the prior written consent of any Indemnified Person, effect any settlement of any pending or threatened proceeding in respect of which such Indemnified Person is or could reasonably be expected to have been a party and indemnity could reasonably be expected to be or has been sought hereunder by such Indemnified Person, unless such settlement (i) includes an unconditional release of such Indemnified Person from all liability or claims that are the subject matter of such proceeding and (ii) does not include a statement as to or an admission of fault, culpability, or a failure to act by or on behalf of such Indemnified Person. None of us or any other Purchaser (or any of their respective affiliates) shall be responsible or liable to Sponsor, Holdings, Issuer, the Acquired Business or any of their respective subsidiaries, affiliates or stockholders or any other person or entity for any indirect, punitive or consequential damages which may be alleged as a result of this Commitment Letter, the Term Sheet, the Conditions Annex, the Fee Letter, the Mezzanine Financing or the transactions contemplated hereby or thereby. In addition, if the Closing Date occurs, you hereby agree to reimburse us and each of the Purchasers from time to time upon demand for all reasonable and documented out-of-pocket costs and expenses (including, without limitation, reasonable and documented legal fees and expenses of the Arrangers (provided, that you shall not be required to reimburse the legal fees and expenses of more than one primary outside counsel and reasonably necessary local and specialty counsel for all Indemnified Persons unless, as reasonably determined by any such Indemnified Person’s counsel, representation of all such Indemnified Persons would create an actual or potential conflict of interest), appraisal, consulting and audit fees, and printing, reproduction, document delivery, travel, communication and publicity costs) incurred in connection with the placement of the Securities and execution of the Mez-

zanine Financing, and the preparation, review, negotiation, execution and delivery of this Commitment Letter, the Term Sheet, the Conditions Annex, the Fee Letter, the Mezzanine Documentation and the administration, amendment, modification or waiver thereof (or any proposed amendment, modification or waiver).
     Confidentiality.
               You agree that neither the existence of this Commitment Letter, the Term Sheet, the Conditions Annex or the Fee Letter nor any of their contents shall be disclosed by you or any of your affiliates, directly or indirectly, to any other person, except (i) that such existence and contents may be disclosed as may be compelled in a judicial or administrative proceeding or as otherwise required by law, (ii) that such existence and contents may be disclosed to your directors, officers, employees, legal counsel and accountants, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby, (iii) this Commitment Letter, including the Term Sheet and the Conditions Annex and a version of the “market flex” provisions of the Fee Letter (and any provisions thereof containing conditions to the funding of the Facilities, other than the payment of fees) redacted in a manner reasonably satisfactory to us (but not the remainder of the Fee Letter) may be disclosed to the Acquired Business and its directors, officers, employees, advisors and agents, in each case on a confidential and “need-to-know” basis and only in connection with the transactions contemplated hereby, (iv) the existence and contents of the Exhibits may be disclosed to any rating agency in connection with the Transactions and (v) to the extent required by applicable law, this Commitment Letter and the contents thereof may be disclosed in any public filing in connection with the Acquisition or the financing thereof (in which case you agree to inform the Arrangers promptly thereof).
               Each of the Arrangers and the Initial Lenders and their respective affiliates will use all information identified as confidential provided to it or such affiliates by or on behalf of you hereunder solely for the purpose of providing the services which are the subject of this Commitment Letter and shall treat confidentially all such information, including as subject to any confidentiality limitations imposed by the Acquired Business that are applicable to us; provided that nothing herein shall prevent such person from disclosing any such information (a) as required by applicable law or compulsory legal process (in which case we agree, to the extent permitted by law, to inform you promptly thereof), (b) upon the request or demand of any regulatory authority having jurisdiction over such person or any of its affiliates, (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by such person or any of its affiliates, (d) to the extent that such information is received by such person from a third party that is not to such person’s knowledge subject to confidentiality obligations with respect to such information, (e) to the extent that such information is independently developed by such person, (f) to such person’s affiliates and to its and their employees, officers, directors, representatives, advisors, legal counsel, independent auditors and other experts or agents who need to know such information in connection with the Transactions and are informed of the confidential nature of such information, (g) to potential and prospective Lenders and any direct or indirect contractual counterparties to any swap or derivative transaction relating to the Borrower and its obligations under the Facilities, in each case, who have been advised of the confidential nature of the information and of the terms of this paragraph and have agreed to keep such information confidential or (h) for purposes of establishing a “due diligence” defense. The foregoing provisions in this paragraph shall be superseded in each case by the applicable provisions contained in the Facilities Documentation upon execution and delivery thereof by the parties thereto and thereafter shall have no further force and effect.

     Other Services.
               You acknowledge and agree that we and/or our affiliates may be requested to provide additional services with respect to Sponsor, Holdings, Issuer, the Acquired Business and/or their respective affiliates or other matters contemplated hereby. Any such services will be set out in and governed by a separate agreement(s) (containing terms relating, without limitation, to services, fees and indemnification) in form and substance satisfactory to the parties thereto. Nothing in this Commitment Letter is intended to obligate or commit us or any of our affiliates to provide any services other than as set out herein.
     Conflicts of Interest.
               You acknowledge that (and waive any conflict of interest arising in connection with):
(a)	The Arrangers and/or their respective affiliates (together, the “Arranger Group”), in their capacity as principals or agents are involved in a wide range of commercial banking and investment banking activities globally (including investment advisory; asset management; research; securities issuance, trading, and brokerage) from which conflicting interests or duties may arise and therefore, conflicts may arise between duties of the Arrangers hereunder and other duties or interests of the Arrangers or another member of the Arranger Group;

(b)	each Arranger and any other member of the Arranger Group may, at any time, (i) provide services to any other person, (ii) engage in any transaction (on its own account or otherwise) with respect to you or any member of the same group as you or (iii) act in relation to any matter for any other person whose interests may be adverse to you or any member of your group (a “Third Party”), and may retain for its own benefit any related remuneration or profit, notwithstanding that a conflict of interest exists or may arise and/or any member of the Arranger Group is in possession or has come or comes into possession (whether before, during or after the agreements hereunder) of information confidential to you; provided that such information shall not be shared with any Third Party. You accept that permanent or ad hoc arrangements/information barriers may be used between and within divisions of each Arranger or other members of the Arranger Group for this purpose and that locating directors, officers or employees in separate workplaces is not necessary for such purpose; You acknowledge that the Arrangers or other members of the Arranger Group may, in their sole discretion, offer and/or provide committed or other financing to other parties who are interested in engaging in a transaction with the Acquired Business which may be on terms similar to those or which may be materially different than the terms set forth herein and the Term Sheet;

(c)	information which is held elsewhere within any Arranger or the Arranger Group but of which none of the individual directors, officers or employees having the conduct of transactions contemplated by this letter actually has knowledge (or can properly obtain knowledge without breach of internal procedures), shall not for any purpose be taken into account in determining any Arranger’s responsibilities to you hereunder; and

(d)	neither the Arrangers nor any other member of the Arranger Group shall have any duty to disclose to, or utilize for the benefit of, you, any non-public information acquired in the course of providing services to any other person, engaging in any transaction (on its own account or otherwise) or otherwise carrying on its business.
The Arrangers and the Arranger Group operate rules, policies and procedures, including independence policies and permanent and ad hoc information barriers between and within divisions of the Arrangers and other members of the Arranger Group, directed to ensuring that (i) the individual directors, officers and employees involved in an assignment undertaken by a member of the Arranger Group (including the engagement hereunder) are not influenced by any such conflicting interest or duty and (ii) that any confidential information held by a member of the Arranger Group is not disclosed or made available to any other client.
     Governing Law, Etc.
               This Commitment Letter and the commitment of the Purchasers shall not, subject to the third sentence of this paragraph, be assignable by any party without the prior written consent (not to be unreasonably withheld or delayed) of each other party hereto, and any purported assignment without such consent shall be void. We reserve the right to employ the services of our affiliates in providing services, and to undertake obligations, contemplated by this Commitment Letter and to allocate, in whole or in part, to our affiliates certain fees payable to us and/or titles hereunder in such manner as we and our affiliates may agree in our sole discretion. You also agree that each of the Arrangers may at any time and from time to time assign all or any portion of its commitments hereunder to one or more of its affiliates; provided that any such assignment of commitments of the Initial Lenders hereunder prior to the Closing Date shall not reduce the Initial Lenders’ obligations to fund their respective entire commitments in the event any such assignee of such Initial Lender fails to do so. You further acknowledge that we may share with any of our affiliates, and such affiliates may share with us, any information related to Holdings, Issuer, the Acquired Business, or any of their respective subsidiaries or affiliates (including, without limitation, information relating to creditworthiness) and the transactions contemplated hereby. We agree to cause any such affiliate to treat, all non-public information provided to us by you as confidential information in accordance with the second paragraph under “Confidentiality” above.
               This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by us and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of a manually executed counterpart of this Commitment Letter. Headings are for convenience of reference only and shall not affect the construction of, or be taken into consideration when interpreting, this Commitment Letter. This Commitment Letter is intended to be for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, and may not be relied on by, any persons other than the parties hereto, the Purchasers and, with respect to the indemnification provided under the heading “Indemnity and Expenses,” each Indemnified Person.
               This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of New York without regard to principles of conflicts of law to the extent that the application of the laws of another jurisdiction will be required thereby. Any right to trial by jury with respect to any claim or action arising out of this Commitment Letter is hereby waived. You hereby submit to the non-exclusive jurisdiction of the federal and New York State courts located in The City of New York (and appellate courts thereof) in connection with any dispute related to this Commitment Letter or any of the matters contemplated hereby, and agree that service of any process, summons, notice or document by registered mail addressed to you shall be effective service of process against you for any suit, action or proceeding relating to any such dispute. You irrevocably and unconditionally waive any objection to the laying of such venue of any such suit, action or proceeding brought in any such court and any claim that any such suit, action or proceeding has been brought in an inconvenient forum. A final judgment in any such suit, action or proceeding brought in any such court may be enforced in any other courts to whose jurisdiction you are or may be subject by suit upon judgment.
     Patriot Act.
               We hereby notify you that pursuant to the requirements of the USA Patriot Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Patriot Act”), we and the other Purchasers may be required to obtain, verify and record information that identifies Sponsor, Holdings, Issuer, the Acquired Business and the Guarantors, which information includes the name, address and tax identification number and other information regarding them that will allow us or such Purchaser to identify them in accordance with the Patriot Act. This notice is given in accordance with the requirements of the Patriot Act and is effective as to us and the Purchasers.
               Please indicate your acceptance of the terms hereof and of the Term Sheet, the Conditions Annex, the Fee Letter by returning to us executed counterparts of this Commitment Letter, the Fee Letter not later than 5:00 p.m., New York City time, on July 25, 2007 (the “Deadline”). This Commitment Letter and the commitments of the Purchasers hereunder and the agreement of the Arrangers to provide the services described herein are also conditioned upon your acceptance hereof and of the Fee Letter, and our receipt of executed counterparts hereof and thereof on or prior to the Deadline. Upon the earliest to occur of (A) the execution and delivery of the Mezzanine Documentation by all of the parties thereto, (B) the earlier to occur of April 2, 2008 and the Outside Date specified in the Acquisition Agreement, if the Mezzanine Documentation shall not have been executed and delivered by all such parties prior to that date and (C) if earlier than (B), the date of termination of the Acquisition Agreement, this Commitment Letter and the commitments of the Purchasers hereunder and the agreement of the Arrangers to provide the services described herein shall automatically terminate unless the Purchasers and the Arrangers shall, in their discretion, agree to an extension. The compensation, expense reimbursement, confidentiality, indemnification and governing law and forum provisions hereof and in the Term Sheet and the Fee Letter shall survive termination of (i) this Commitment Letter (or any portion hereof) and (ii) any or all of the commitments of the Purchasers hereunder. The provisions under the headings “Placement” and “Clear Market” above shall survive the execution and delivery of the Mezzanine Documentation.
[Signature Page Follows]

     We are pleased to have been given the opportunity to assist you in connection with the Mezzanine Financing for the Transactions.

Very truly yours, UBS SECURITIES LLC
By:	/s/ Lauren Clancy
	Name:	Lauren Clancy
	Title:	Executive Director

By:	/s/ Warren Jervey
	Name:	Warren Jervey
	Title:	Executive Director and Counsel Region Americas Legal

JEFFERIES FINANCE LLC
By:	/s/ E. J. Hess
	Name:	E. J. Hess
	Title:	Managing Director

Accepted and agreed to as of
the date first written above:
GG HOLDINGS I, INC.

By:	/s/ Jean-Pierre L. Conte Name: Jean-Pierre L. Conte
Title: President and Chief Executive Officer

ANNEX I
MEZZANINE FINANCING
SUMMARY OF PRINCIPAL TERMS AND CONDITIONS1

Issuer:	A newly formed Delaware corporation (“Issuer”), a wholly owned subsidiary of another newly formed entity (“Holdings”). Issuer will merge into the Acquired Business on the Closing Date.

Joint Placement Agents and Lead Arrangers:	UBS Securities LLC (“UBSS”), Jefferies Finance LLC (“Jefferies” and together with UBSS. the “Arrangers”).

Joint Book Runners Purchasers:	UBSS and Jefferies. Institutional accredited investors selected by the Arrangers (collectively, the “Purchasers”).

Mezzanine Financing:	$55 million in aggregate gross proceeds of senior subordinated notes of the Issuer (the “Notes” or “Securities”).

UBSS may elect, in its sole discretion, in lieu of purchasing the Notes, to make or cause their affiliates to make loans to the Issuer (“Loans”), in the amount of the Notes that would otherwise be purchased by the Purchasers, which Loans shall have substantially the same terms as the Notes, subject to minimum amounts to be agreed. In the event that UBSS or any of its affiliates makes such Loans, the Purchasers (or the then holders of such Loans) shall have the right, at any time, to exchange such Loans, in whole or in part, for an equal principal amount of Notes, subject to the receipt by the Issuer of customary representations and warranties and covenants reasonably requested by the Issuer with respect to compliance with securities laws, to be agreed.

Purpose:	Proceeds of the Mezzanine Financing will be used on the Closing Date to finance a portion of the Acquisition consideration and the Refinancing and to pay

[1]	All capitalized terms used but not defined herein shall have the meanings provided in the Commitment Letter to which this summary is attached.

fees, commissions and expenses in connection with the Transactions.

Terms of the Notes

Maturity Date:	The Notes will mature 8 years from the Closing Date (the “Maturity Date”).

Cash Coupon:	12.0%, payable in arrears until the Maturity Date and calculated on the basis of actual days elapsed in a year of 360 days (the “Cash Coupon”). Interest will accrue on any overdue amounts, to the extent lawful, at a rate per annum equal to 200 basis points over the rate set forth above, until such amount (plus all accrued and unpaid cash interest) is paid in full.

PIK Coupon:	2.0%, accruing in arrears until the Maturity Date and calculated on the basis of actual days elapsed in a year of 360 days (the “PIK Coupon”).

Mandatory Redemption:	None.

Optional Redemption:	At any period of time, (i) on or prior to the first anniversary of the Closing Date, the Notes may be redeemed, in whole or in part, at the option of the Issuer, at 102% of the principal amount thereof, (ii) after the first anniversary of the Closing Date and on or before the second anniversary of the Closing Date, the Notes may be redeemed, in whole or in part, at the option of the Issuer at 101% of the principal amount or (iii) thereafter, at 100% of the principal amount thereof, in each case plus accrued interest and fees to the date of redemption.

Mandatory Offers to Purchase:	The Issuer will be required to offer to purchase the Notes upon a Change of Control (to be defined) at 101% of the principal amount thereof, plus accrued interest and fees to the date of purchase or, if greater at such time, at the redemption price set forth above for an optional redemption. To the extent permitted by the Bank Facilities, the Issuer will be required to offer to purchase the Notes upon certain Asset Sales (to be defined) and an initial public offering of Holdings’ common equity (an “IPO”). Any such repurchase shall be made at 100% of the principal amount thereof, plus accrued interest and fees to the date of purchase, plus a premium equal to the applicable premium set forth above under the caption “Optional Redemption”.

Guarantees:	Guaranteed on a senior subordinated basis by Holdings and each of the Issuer’s subsidiaries that borrow under or guarantee the Bank Facilities. A guarantor’s guarantee will be released upon the sale of that guarantor; provided that the proceeds of such sale are applied to repay Notes and/or to permanently reduce borrowings under the Bank Facilities.

Security:	None.

Subordination:	The Notes and all obligations with respect to the Notes will be subordinated only to the Bank Facilities on terms to be agreed.

Covenants:	The Note Purchase Agreement will contain such covenants (including maintenance covenants) of the Issuer and the Guarantors as are usual and customary for financings of this kind, based upon the covenants contained in the Bank Facilities, set at levels mutually satisfactory to the Purchasers and the lenders under the Bank Facilities; provided that financial covenants will be limited to those in Bank Facilities and negative covenants will include high yield-style incurrence baskets.

Events of Default:	The Note Purchase Agreement will contain such Events of Default as are customary for financings of this kind, based upon defaults under the Bank Facilities.

Amendments:	Modifications to the terms of the Mezzanine Documentation governing the Notes may be made with the consent of the holders of a majority in aggregate principal amount of the Notes then outstanding (the “Requisite Holders”), except that without the consent of each holder of Notes affected thereby, no modification or change may (1) extend the maturity of or time of payment of interest on any Notes, (2) reduce the rate of interest or the principal amount of any Notes, (3) alter the repayment provisions of the Notes, (4) change the subordination provisions in a manner that would adversely affect the holders of the Notes or (5) reduce the percentage of holders necessary to modify or change the Notes.

Board Rights:	Holders of the Notes shall have board observer rights to be agreed.

Debt Registration Rights:	The Notes will not be entitled to registration rights.

Conditions to the Mezzanine Financing:	Conditions precedent to the Mezzanine Financing will be those set forth in the Commitment Letter and in Annex II to the Commitment Letter and (1) the absence of any continuing default or event of default, (2) the accuracy of all representations and warranties, and (3) there being no legal bar to the purchase of the Notes.

Representations and Warranties:	The Mezzanine Documentation will contain the same representations and warranties contained in the documentation governing the Bank Facilities, as well as such other representations and warranties that relate to the issuance of the Securities, except for representations relating to collateral.

Transferability:	Each of the Purchasers will be free to sell or transfer all or any part of its Notes to any third party and to pledge any or all of the Notes to any commercial bank or other institutional lender, subject only to the restrictions imposed by U.S. securities laws, provided that the Notes may not be transferred to competitors so long as no Event of Default exists thereunder.

Expenses and Indemnification:	All reasonable out-of-pocket expenses (including but not limited to reasonable legal fees and expenses and expenses incurred in connection with due diligence and travel, courier, reproduction, printing and delivery expenses) of the Purchasers and UBSS associated with the placement of the Securities and with the preparation, execution and delivery, administration, amendment, waiver or modification (including proposed amendments, waivers or modifications) of the documentation contemplated hereby are to be paid by the Issuer. In addition, all out-of-pocket expenses (including but not limited to reasonable legal fees and expenses) of the Purchasers and UBSS for workout proceedings, enforcement costs and documentary taxes associated with the Mezzanine Financing are to be paid by the Issuer.

The Issuer will indemnify the Purchasers and UBSS and their respective affiliates, and hold them harmless from and against all reasonable out-of-pocket costs, expenses (including but not limited to reasonable legal fees and expenses) and liabilities arising out of or relating to the transactions contemplated hereby and any actual or proposed use of the proceeds of the Mezzanine Financing; provided, however, that no such person will be indemnified for costs, expenses or liabilities to the extent determined by a final, non-appealable judgment of a court of competent jurisdiction to have been incurred solely by reason of the gross negligence or willful misconduct of such person.

The Issuer will indemnify the Purchasers for withholding taxes imposed by any governmental authorities. Such indemnification shall consist of customary tax gross-up provisions.

Governing Law and Forum:	The laws of the State of New York. Each party to the Mezzanine Documentation will waive the right to trial by jury and will consent to jurisdiction of the state and federal courts located in The City of New York.

Counsel to the Arrangers:	Skadden, Arps, Slate, Meagher & Flom LLP.

ANNEX II
CONDITIONS TO CLOSING1
     The commitment of the Purchasers under the Commitment Letter with respect to the Mezzanine Financing, the agreements of Arrangers to perform their respective services described in the Commitment Letter, the consummation of the Transactions and the funding of the Mezzanine Financing are subject to the conditions set forth in the Commitment Letter and satisfaction of each of the conditions precedent set forth below.
     1. The Arrangers shall have reviewed, and be reasonably satisfied with, the documentation relating to the Acquisition, including the Acquisition Agreement (collectively, the “Acquisition Documents”), and each of the other Transactions (it being understood that the Arrangers are satisfied with the Acquisition Agreement and the disclosure schedules and exhibits thereto dated July 24, 2007). The Acquisition and the other Transactions shall be consummated substantially concurrently with the initial funding of the Mezzanine Financing in accordance with the Acquisition Documents and such other documentation Agreement without giving effect to any consents, modifications, amendments or waivers thereto that are materially adverse to the Lenders (including, without limitation, the definition of “Material Adverse Effect.,” the Outside Date specified therein, or Section 4.08 of the Company Disclosure Schedule attached thereto) unless consented to by the Arrangers. Immediately following the Transactions, neither Holdings nor any of its subsidiaries shall have any indebtedness or preferred equity other than as set forth in the Commitment Letter.
     2. Issuer shall have received the Equity Financing. The terms and documentation of the Equity Financing in Holdings (if and to the extent the same is not limited to common equity) and the Equity Rollover shall be reasonably satisfactory to UBSS.
     3. The Arrangers shall have received (i) unaudited consolidated and consolidating balance sheets and related statements of income, stockholders’ equity and cash flows of the Acquired Business for each fiscal quarter of the current fiscal year ending more than 45 days prior to the Closing Date and for the comparable periods of the preceding fiscal year (the “Unaudited Financial Statements”) (with respect to which the independent auditors shall have performed an SAS 100 review), (ii) to the extent provided to you or Sponsor by the Acquired Business, unaudited consolidated and consolidating balance sheets and related statements of income of each of the Acquired Business for each fiscal month ending after the last fiscal quarter covered by the Unaudited Financial Statements and more than 30 days prior to the Closing Date and for the comparable periods of the preceding fiscal year, (iii) a pro forma consolidated and consolidating balance sheet and related statements of income and cash flows for Issuer (the “Pro Forma Financial Statements”), as well as pro forma levels of EBITDA (“Pro Forma EBITDA”), for the last fiscal year covered by the Audited Financial Statements and for the latest twelve-month period ending more than 45 days prior to the Closing Date, in each case after giving effect to the Transactions and (iv) forecasts of the financial performance of Issuer and its subsidiaries (x) on an annual basis, through 2015 and (y) on a quarterly basis, through 2008. The financial statements referred to in clauses (i) and (ii) shall be prepared in accordance with accounting principles generally accepted in the United States. The Pro Forma Financial Statements

[1]	All capitalized terms used but not defined herein shall have the meanings provided in the Commitment Letter to which this Annex II is attached.

shall be consistent in all material respects with the sources and uses described in the Commitment Letter. The Pro Forma Financial Statements shall be prepared on a basis consistent with pro forma financial statements set forth in a registration statement filed with the Securities and Exchange Commission.
     4. Issuer and each of the Guarantors shall have provided the documentation and other information to the Purchasers that is required by regulatory authorities under applicable “know your customer” and anti-money-laundering rules and regulations, including, without limitation, the Patriot Act.
     5. All costs, fees, expenses (including, without limitation, legal fees and expenses and the fees and expenses of appraisers, consultants and other advisors) and other compensation payable to the Purchasers and Arrangers shall have been paid to the extent due. All of the requirements referred to in the Commitment Letter under “Placement” shall have been satisfied.
     6. Prior to or concurrently with the issuance of the Securities, the Bank Documentation shall have been executed and delivered, and Issuer shall have received gross proceeds of (a) $255 million from borrowings under the First Lien Term Loan Facility and (b) $115 million from borrowings under the Second Lien Term Loan Facility. The Bank Documentation shall be reasonably satisfactory in form and substance to the Purchasers.
II-2